Exhibit 99.1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2016	2015
	US$	US$
	(UNAUDITED)	(RESTATED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$216,460	$624,724
Accounts receivable, net	177,139	619,412
Other receivables, net	23,355	67,059
Advances to suppliers - third parties	482,235	598,095
Advance to supplier - related party	-	875,044
Inventories, net	782,691	3,975,114
Prepaid expense	7,581	-
Due from related party	3,140	-
Current assets held for discontinued operation	-	70,093
Total Current Assets	1,692,601	6,829,541

Property and equipment, net	2,418,039	2,249,185
Intangible assets, net	4,163,486	4,448,804
Long-term prepaid expense	78,789	308,925
Total Assets	$8,352,915	$13,836,455

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$1,505,000	$1,541,000
Short-term borrowings - related party	2,723,298	2,175,892
Accounts payable	282,392	275,551
Accounts payable - related party	17,211	-
Advances from customers	19,900	42,980
Accrued expenses and other current liabilities	2,016,590	1,798,354
Taxes payable	168,891	114,112
Warranty obligation	64,069	11,708
Current liabilities held for discontinued operation	96,415	407,257
Total Current Liabilities	6,893,766	6,366,854

OTHER LIABILITIES
Warrants liability	271	162,736
Total Liabilities	6,894,037	6,529,590

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 6,821,889 and 6,194,475 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	18,632	16,918
Additional paid in capital	21,249,902	19,810,905
Accumulated deficit	(23,471,594)	(16,377,900)
Accumulated other comprehensive income	2,931,149	2,989,116
Total Dehaier Medical Systems Limited shareholders' equity	728,089	6,439,039
Non-controlling interest	730,789	867,826
Total equity	1,458,878	7,306,865
Total liabilities and equity	$8,352,915	$13,836,455

F-1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For six months ended
	June 30,
	2016	2015
	US$	US$
		(RESTATED)

Revenues	$5,465,645	$388,934

Costs of revenue	(8,111,950)	(487,282)

Gross loss	(2,646,305)	(98,348)

Service incomes	11,935	195,156
Service expenses	(23,316)	(47,693)
General and administrative expenses	(2,812,342)	(1,027,796)
Provision for doubtful accounts	(340,509)	1,608
Loss from warrant redemption	(1,091,719)	-
Selling expenses	(598,944)	(458,039)

Operating loss	(7,501,200)	(1,435,112)

Financial expenses	(71,849)	(76,113)
Other incomes	1,282	-
Other expenses	(2,078)	(1,919)
Change in fair value of warrants liability	137,439	239,644

Loss before provision for income tax and non-controlling interest	(7,436,406)	(1,273,500)

Provision for income tax (expense) benefit	(858)	115,032

Net loss from continuing operations	(7,437,264)	(1,158,468)

Net income (loss) from discontinued operations	224,856	(2,465,857)

Net loss	(7,212,408)	(3,624,325)

Less: net loss attributable to non-controlling interest	(118,714)	(24,197)

Net loss attributable to Dehaier Medical Systems Limited	$(7,093,694)	$(3,600,128)

Net loss from continuing operations	$(7,437,264)	$(1,158,468)

Net income (loss) from discontinued operations	224,856	(2,465,857)

Other comprehensive income
Foreign currency translation gain (loss)	(76,291)	79,748

Comprehensive loss	(7,288,699)	(3,544,577)
-less comprehensive loss attributable to the non-controlling interest	(137,037)	(17,816)

Comprehensive loss attributable to Dehaier Medical Systems Limited	$(7,151,662)	$(3,526,761)

Loss per share
-Basic and diluted	$(1.13)	$(0.62)

Weighted average number of common shares used in computation
-Basic and diluted	6,281,650	5,839,303

F-2

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the six months ended
	June 30,
	2016	2015
	US$	US$
		(RESTATED)
Cash flows from operating activities

Net loss	$(7,212,408)	$(3,624,325)
Net income (loss) from discontinued operations	224,856	(2,465,857)
Net loss from continuing operations	(7,437,264)	(1,158,468)
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Stock-based compensation expense	575,368	152,788
Depreciation and amortization	523,446	276,835
Change in fair value of warrants liability	(137,439)	(239,644)
Provision (benefit) for doubtful accounts	340,509	(1,608)
Change in warranty reserve	53,513	-
Loss from warrant redemption	1,091,719	-
Provision for inventory obsolescence	2,706,597	-
Changes in assets and liabilities:
Decrease in accounts receivable	389,284	100,815
(Increase) Decrease in advance to suppliers-third party	(51,266)	411,960
Decrease (Increase) in advance to suppliers-related party	875,044	(186,866)
Decrease (Increase) in other receivables	27,247	(874,248)
Increase in due from related party	(3,140)	(98,220)
Decrease (Increase) in inventories	145,796	(463,650)
Increase in prepaid expenses	-	(19,378)
Increase in long-term prepaid expenses	(65,736)	(26,079)
Increase in accounts payable	6,841	486,034
Increase in accounts payable --related party	17,212	-
(Decrease) Increase in advances from customers	(23,080)	43,906
Increase (Decrease) in accrued expenses and other current liabilities	123,236	(108,209)
Increase (Decrease) in taxes payable	54,779	(177,236)
Net cash used in operating activities from continuing operations	(787,334)	(1,881,268)
Net cash used in operating activities from discontinued operations	(15,901)	(290,707)
Net cash used in operating activities	(803,235)	(2,171,975)

Cash flows from investing activities
Capital expenditures and other additions	(1,620)	(3,420)
Net cash used in investing activities	(1,620)	(3,420)

Cash flows from financing activities
Proceeds from related party	608,228	671,202
Proceeds from bank loan	-	2,443,695
Repayments of bank loan	-	(2,443,695)
Net proceeds from option exercises	10,150	36,250
Net proceeds from issuance of common stock	1,116,744	-
Payment for warrant redemption	(1,116,744)	-
Net cash provided by financing activities	618,378	707,452

Effect of exchange rate fluctuations on cash and cash equivalents	(221,787)	86,556

Net decrease in cash and cash equivalents	(408,264)	(1,381,387)

Cash and cash equivalents at beginning of year	624,724	1,727,763

Cash and cash equivalents at end of period	$216,460	$346,376

Supplemental cash flow information
Income tax paid	$-	$-
Interest paid	$72,320	$77,309

F-3